June 18, 2009

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Stop 3561
Washington, DC 20549

RE:	Vail Resorts, Inc. — Commission File No. 001-09614 Form 10-K: For the Fiscal Year Ended July 31, 2008 Definitive Proxy Statement on Schedule 14A

Dear Mr. Shenk:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated June 5, 2009, regarding the Annual Report on Form 10-K filed by Vail Resorts, Inc. (the “Company”) for the fiscal year ended July 31, 2008 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed October 23, 2008 (the “2008 Proxy”).  To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in italic text and have provided our responses immediately following each numbered comment.

Form 10-K: For the fiscal year ended July 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

Comment 1: We note your response to our prior comment 2.  While we acknowledge that your proposed expanded disclosure provides additional information regarding the period-to-period changes in operating expenses incurred by your mountain segment, we believe that you should expand your disclosure to (a) also quantify the absolute amount of expense recognized for each material cost component and (b) discuss in further detail the underlying drivers of the period-to-period changes in each individually material component of operating expenses.  In this regard, please reconsider (i) utilizing tables to identify, quantify and present the material cost components which have been included in each segment’s total operating expense (i.e., the absolute amount of cost incurred and changes in the amounts incurred) and (ii) refocusing the narrative text portion of your disclosure on an analysis of the underlying business reasons and/or industry and operating trends driving the changes in the amounts presented in your tables.  Furthermore, please ensure that your narrative disclosure discusses changes in the costs recognized in the context of the actual drivers.  For example, fluctuations in labor and labor related benefit costs would appear to be driven by factors such as changes in staffing levels and wages, rather than ski school revenue.  Please provide us with your proposed disclosure as part of your response.

Response 1:   In future filings, beginning with our Form 10-K for the year ending July 31, 2009, for our Mountain segment we will for all periods presented (i) utilize a table to quantify the absolute amount of expense recognized for each material cost component including the period-to-period percentage change and (ii) further discuss the material underlying drivers of the period-to-period changes in these components.  Following is our proposed disclosure regarding operating expenses for our Mountain segment using the year ended July 31, 2008 as an example that we intend to include in our Form 10-K for the year ending July 31, 2009:

	Year Ended		Percentage
	July 31,		Increase/
	2008	2007	(Decrease)
Mountain operating expense:
Labor and labor-related benefits	$175,674	$167,442	4.9%
Retail cost of sales	72,559	69,218	4.8%
Resort related fees	36,335	34,943	4.0%
General and administrative	81,220	81,983	(0.9)%
Other	104,574	109,122	(4.2)%
Total Mountain operating expense	$470,362	$462,708	1.7%

“Operating expense increased $7.7 million, or 1.7%, during the year ended July 31, 2008 compared to the year ended July 31, 2007.  This increase primarily resulted from an increase in labor and labor-related benefits expense of $8.2 million, or 4.9%, due to wage increases, increased staffing in retail/rental due to the acquisition of 18 Breeze stores and higher workers’ compensation costs; and a $3.3 million, or 4.8%, increase in retail cost of sales (which was commensurate with the increase in retail revenue).  Additionally, resort related fees (including Forest Service fees, other resort-related fees, credit card fees and commissions) increased $1.4 million, or 4.0%, compared to the same period in the prior year and was due to overall increases in revenue.  These increases were partially offset by a decrease in other expenses of $4.5 million, or 4.2%, due to the sale of RTP (April 2007), which incurred $8.8 million in expenses (included in other operating expenses) for the year ended July 31, 2007.  Excluding the impact of RTP, other operating expenses increased $4.3 million, or 4.3%, due primarily to higher food and beverage cost of sales, property taxes, utilities and fuel expense, partially offset by lower repairs and maintenance expense.”

As a point of clarification to the Staff, all individual cost components reflected in “other” operating expenses are less than 10% of total Mountain operating expenses.

Please refer to the below responses to Comment 2 and Comment 5 regarding our Lodging and Real Estate segment operating expense disclosures, respectively.

Comment 2: Refer to your response to our prior comment number 2.  While we acknowledge your statement that your Lodging segment is a relatively small contributor to your Resort EBITDA, we believe that the lodging segment is quantitatively and qualitatively material to your overall operating results due to the seasonality of your overall business operations.  In this regard, we note that your mountain segment recognizes significant losses during the quarterly periods ended July 31 and October 31, while the operating results of your lodging segment are more stable.  As such, fluctuations in the lodging segment’s revenues and expenses during those reporting periods can impact the extent to which the lodging segment can help offset the losses generated by your mountain segment.  In addition, we acknowledge your statement that operating expenses associated with the Lodging segment are generally more variable and therefore move in correlation with revenue.  However, without the quantification of expenses related to infrequent and unusual items, new or disposed properties, increased service fees at GTLC, and ordinary operating costs (e.g., labor costs), it is not clear whether operating expenses have changed due to their variability in relation to revenue or other factors.  For the reasons mentioned above, we believe you should expand your disclosure to (i) specifically identify the material components of the operating expenses incurred by your lodging segment and (ii) quantify and analyze the changes in those material cost components.  Please provide us with your proposed disclosure as part of your response.

Response 2:   In future filings, beginning with our Form 10-K for the year ending July 31, 2009, we will expand our discussion of Lodging segment expenses for all periods presented to (i) quantify the absolute amount of the underlying cost components (generally these include labor and labor-related benefits, general and administrative expenses, and other operating expenses) including the period-to-period percentage change and (ii) quantify and analyze the changes in these cost components.  Following is our proposed disclosure regarding operating expenses for our Lodging segment using the year ended July 31, 2008 as an example that we intend to include in our Form 10-K for the year ending July 31, 2009:

	Year Ended		Percentage
	July 31,		Increase
	2008	2007
Lodging operating expense
Labor and labor-related benefits	$75,746	$67,224	12.7%
General and administrative	26,877	26,408	1.8%
Other	57,209	50,620	13.0%
Total Lodging operating expense	$159,832	$144,252	10.8%

“Operating expense increased $15.6 million, or 10.8%, for the year ended July 31, 2008 compared to the year ended July 31, 2007.  Operating expenses for the year ended July 31, 2008 included approximately $3.1 million of start-up and pre-opening expenses for The Arrabelle Hotel (recorded in labor and labor-related benefits and other expenses) and incremental fees paid to the National Park Service by GTLC of $1.0 million (recorded in other expenses) resulting from a new concession contract which became effective January 2007.  Excluding the current year start-up and pre-opening expenses of The Arrabelle Hotel, and the increase in fees paid to the National Park Service, total operating expenses increased by approximately $11.4 million, or 8.0%, which primarily includes 1) an increase in labor and labor-related benefits of $6.5 million, or 9.7%, due primarily to wage increases, increases in labor hours to support the higher Lodging segment revenues, as well as increased staffing levels due to the opening of The Arrabelle Hotel in January 2008, and 2) an increase in other expenses of $4.4 million, or 9.1%, due to variable operating costs associated with incremental revenue resulting in higher food and beverage cost of sales and credit card fees, and higher operating costs associated with The Arrabelle Hotel after its opening, primarily in property taxes and utilities.”

As a point of clarification to the Staff, all individual cost components reflected in “other” operating expenses are less than 10% of total Lodging operating expenses.

Lodging Segment

Comment 3:  We note your response to our prior comment 4.  In this regard, we acknowledge your statement that 50% of the revenue generated by the lodging segment is derived from room rentals, which represents only 7% of your company’s total revenue for the year ended July 31, 2008.  We further acknowledge that the segment’s largest ancillary service generated revenue of less than 20% of total lodging revenue and only 3% of total company revenue.  However, given that the revenue generated by your lodging segment is significantly less seasonal than the revenue generated by your mountain segment, lodging segment revenue comprises a significantly larger percentage of your company’s total revenue during the reporting periods ended on July 31 and October 31.  As such, we believe that a complete understanding of the revenue generated by your lodging segment is material to your investors’ understanding of your company’s results of operations – particularly during the aforementioned reporting periods.  Furthermore, we believe that the discussion of Lodging revenue generated from sources other than room rentals is material to an understanding of the overall operating performance of the lodging segment.  In this regard, we note that while the revenue from a single ancillary service may not be material to total company revenue, it may be material to the total revenue generated by the lodging segment.

Additionally, you state in your response that the lodging segment’s performance is evaluated based upon ADR, occupancy rate, and RevPAR metrics, not revenue by service type.  However, based upon your responses to our prior comment numbers 7 and 8, it is not clear whether ancillary revenues generated by the lodging segment are included in the computation of such metrics, and as such, whether such metrics reflect the performance of your lodging segment in totality.  Furthermore, it is unclear how such metrics provide useful information regarding the lodging revenue generated from sources other than room rentals.

For the reasons noted above, we reissue our prior comment and request that you expand your MD&A disclosure to separately discuss the revenue generated by each material product or service offering of your lodging segment – to the extent known.  At a minimum, it would appear that you could separately discuss revenue from owned hotels, managed hotels, managed condominium rooms, and your most significant ancillary services.  In addition, please consider whether the revenue generated by each of the Lodging segment’s material product and service offerings should be separately disclosed in the footnotes to your financial statements, pursuant to paragraph 37 of SFAS No. 131.  Please provide your proposed disclosure as part of your response.

Response 3:  In future filings, beginning with our Form 10-K for the year ending July 31, 2009, we will expand our disclosure and discussion of Lodging segment revenues (which also addresses Comment 4 below) for all periods presented to (i) quantify the absolute amount of the revenue components (generally these include owned hotel rooms, managed condominium rooms, dining, golf, transportation (beginning in fiscal year 2009) and other revenues) and the period-to-period percentage change, (ii) provide an analysis of the changes in these revenue components and (iii) provide financial metrics separately for owned and managed condominium room revenue.  Following is our proposed disclosure with regards to Lodging segment revenues using the year ended July 31, 2008 as an example that we intend to include in our Form 10-K for the year ending July 31, 2009:

“Lodging segment operating results for the years ended July 31, 2008 and 2007 are presented by category as follows (in thousands, except ADR and RevPAR):

	Year Ended		Percentage
	July 31,		Increase/
	2008	2007	(Decrease)
Lodging Net Revenue:
Owned hotel rooms	$46,806	$42,179	11.0%
Managed condominium rooms	37,132	36,657	1.3%
Dining	31,763	28,191	12.7%
Golf	16,224	15,185	6.8%
Other	38,132	40,239	(5.2)%
Total Lodging net revenue	$170,057	$162,451	4.7%

Owned hotel statistics:
ADR	$184.42	$167.15	10.3%
RevPar	$118.97	$108.10	10.1%

Managed condominium statistics:
ADR	$280.37	$268.83	4.3%
RevPar	$98.68	$94.50	4.4%

Owned hotel and managed condominium statistics (combined):
ADR	$230.17	$216.83	6.2%
RevPar	$106.43	$99.58	6.9%

Total Lodging net revenue for the year ended July 31, 2008 increased $7.6 million, or 4.7%, as compared to the year ended July 31, 2007.  Included in net revenue for the year ended July 31, 2007 was the recognition of $5.4 million in termination fees (recorded in other revenue) primarily associated with the termination of the management agreements at The Equinox and Rancho Mirage (pursuant to the terms of the management agreements).  Excluding these termination fees, Lodging net revenue would have increased $13.0 million, or 8.3% for the year ended July 31, 2008, compared to the year ended July 31, 2007.

Lodging net revenue was positively impacted by owned hotel rooms revenue which increased $4.6 million, or 11.0%, for the year ended July 31, 2008.  ADR for owned hotel rooms increased 10.3% for the same period due to high demand during peak periods in the year (partially offset by lower visitation during non-peak periods, including the early season and the timing of Easter as described in the Mountain segment discussion) and as a result of the addition of The Arrabelle Hotel (which generated $2.0 million in room revenue since its opening in January 2008).  Owned hotel room RevPAR increased 10.1% for the same period, which, in addition to increases in ADR, was driven by an increase in conference and group room nights, occurring primarily at GTLC during the Company’s fourth fiscal quarter ended July 31, 2008. Managed condominium rooms revenue remained relatively flat for the year ended July 31, 2008 compared to July 31, 2007 mainly due to an increase in ADR of 4.3% due to high demand during peak periods as noted above and a RevPAR increase of 4.4% which was driven by an increase in group room nights occurring primarily at Keystone, all of which was offset by a 3.4% reduction in managed condominium available room nights primarily at Keystone.

Dining revenue for the year ended July 31, 2008 increased $3.6 million, or 12.7%, as compared to the year ended July 31, 2007 mainly due to group visitation at GTLC and the addition of The Arrabelle Hotel (which generated $2.2 million in dining revenue since its opening in January 2008).  Golf revenues increased $1.0 million, or 6.8%, for the year ended July 31, 2008 compared to the prior year, primarily resulting from an increase in the number of golf rounds due to improvements made at the Company’s Jackson Hole Golf & Tennis Club (“JHG&TC”) and Beaver Creek Golf Club, which caused the golf courses to be shut down for a portion of the season in the year ended July 31, 2007.  Excluding the $5.4 million in termination fees, other revenues increased $3.3 million, or 9.3%, due to higher resort amenity fees charged to guests and increases in spa and retail revenue.”

As a point of clarification to the Staff, all individual revenue components reflected in “other” Lodging net revenue are less than 10% of total Lodging net revenue.  Additionally, ADR and RevPAR calculations only include room revenue from owned hotel rooms or managed condominium rooms (gross), as applicable.  We believe these calculations are in accordance with standard industry practices.  Additionally, we do not disclose the ADR and RevPAR calculations for managed hotel properties as we only receive approximately 3% of gross revenues earned by the managed hotel properties.

In addition, we have considered whether the revenue generated by each of the Lodging segment’s revenue components should be separately disclosed in the footnotes to our financial statements pursuant to paragraph 37 of SFAS No. 131 for each reporting period presented in our Annual Report on our Form 10-K.  We believe the components of Lodging segment revenue are qualitatively immaterial as the services and products that are offered are provided to similar customers, with similar degrees of risk and opportunities for growth, and are quantitatively immaterial as all revenue components are less than 10% of the combined revenue of all our reporting segments for any period presented, thus we do not believe disclosure of the components of our Lodging segment revenue is necessary.

Comment 4: We note your response to our prior comments 7 and 8.  You state that you exclude managed hotel properties from the computation of ADR and RevPAR because including managed hotel properties would skew these financial performance metrics.  However, we do not understand how including managed condominium rooms does not skew your metrics, given that the inclusion of managed condominium rooms within the ADR calculation increases your ADR by approximately $46.00 (i.e., 20%).  In addition, we note that it is unclear whether your calculations of ADR and RevPAR include the gross room revenue generated by the managed condominium rooms, or only your proportionate share of such revenue.  In this regard, we believe that including the total revenue generated by managed properties in your calculation of ADR and RevPAR would not accurately depict your company’s financial performance.  Furthermore, based upon your response to our prior comment number 8, it appears that excluding the financial data related to managed condominiums from the computation of ADR and RevPAR may provide your investors with more useful information regarding the performance of your owned hotels.  Given the observations noted above, please explain in further detail why operating information related to your owned hotels and managed condominium rooms should be aggregated for purposes of computing ADR and RevPAR and discussing the changes in revenue recognized by your lodging segment.  In this regard, please consider providing an illustrative example of how your metrics are computed along with your explanation.  Alternatively, revise your disclosure in future filings to (a) discuss revenue generated from owned properties and managed properties on a separate basis and (b) provide financial metrics that you believe appropriately supplement your revised disclosure.  Please provide your proposed disclosure as part of your response.

Response 4:  Please refer to the response to Comment 3. In future filings, beginning with our Form 10-K for the year ending July 31, 2009, we will provide for all periods presented  (i) revenue generated from owned hotel rooms and managed condominium rooms on a separate basis and (ii) ADR and RevPar for owned hotel rooms, managed condominium rooms and on a combined basis. Additionally, we do not believe disclosure of revenue from managed hotel properties is necessary due to the insignificance of these revenues, nor is the disclosure of ADR and RevPAR for the managed hotel properties appropriate as we only receive approximately 3% of the gross revenues earned by these properties.

Real Estate Segment

Comment 5:  We note your response to our prior comment 9, and we acknowledge that your proposed expanded disclosure provides additional information regarding the revenue generated by your different real estate projects.  However, we continue to believe that your expanded disclosure should also analyze and discuss the significant fluctuations in the operating margins realized on your real estate sales for fiscal year 2006, 2007 and 2008, as well as the underlying reasons for such fluctuations.  For example, please discuss the extent that the operating margins realized by your real estate segment have been impacted by factors including, but not limited to the following, as applicable:
•	differences in the types of real estate properties sold during the respective reporting periods (e.g., condos, townhomes, etc.),
•	differences in the quality of real estate properties sold during the respective reporting periods (e.g., luxury units versus non-luxury units),
•	differences in the average revenue generated per square foot for the respective reporting periods, and the reason for such differences (e.g. location, market conditions, quality of units),
•	differences in the overall costs incurred for your real estate projects, and the reasons for such differences,
•	the impact of market conditions.

In addition, please expand your disclosure to discuss any known trends that are expected to have a future impact on the costs incurred for your company’s real estate projects or the operating margins realized on your company’s real estate projects.  Please provide us with your proposed disclosure as part of your response.

Response 5:  Our Real Estate segment vertical development primarily consists of the development of a relatively small number of luxury condominiums or townhomes in close proximity to our mountain resorts. Consequently, the quality of our developments is consistently of high grade.  Additionally, because we utilize guaranteed maximum price construction contracts on the majority of our development project costs at project commencement, cost trend fluctuations typically don’t impact our project costs once projects have been launched.  However, in addition to our already expanded disclosure of the average selling price per unit and the average price per square foot for each of our real estate development projects that closed during the period, which was incorporated into our Form 10-Q for the period ended April 30, 2009, we will in future filings, beginning with our Form 10-K for the period ending July 31, 2009, disclose for all periods presented the cost of sales for each of the respective development projects that closed during the period, including the average cost per square foot, and we will expand our discussion to include any pertinent factors that drive either revenue or cost of sales.  Please refer to the below example of our proposed disclosure using the year ended July 31, 2008 as an example that we intend to include in our Form 10-K for the year ending July 31, 2009.  Additionally, to the extent known, we will discuss in future filings significant trends that we believe will impact future revenue or cost of projects under development.  As an example of the type of disclosures that we will make with regard to known trends on projects under development please reference our disclosure in Trends, Risk and Uncertainities of our Management Discussion and Analysis of Financial Conditions and Results of Operations for the quarter ended April 30, 2009 in regards to the decrease in the selling price of the Ritz-Carlton Residences, Vail units.

For the year ended July 31, 2008

“Real Estate net revenue for the year ended July 31, 2008 was driven primarily by the closings of  64 condominium units at the Arrabelle ($213.6 million of revenue with an average selling price per unit of $3.3 million and an average price per square foot of $1,220), the closings of five Chalet units ($58.8 million of revenue with an average selling price per unit of $11.8 million and an average price per square foot of $2,336), the closings of the remaining JHG&TC cabins ($9.0 million of revenue with an average price per square foot of $360) and contingent gains of $13.0 million on development parcels sales that closed in previous periods.  The higher average price per square foot for the Chalet units was driven by the premier location at the base of Vail mountain in Vail Village and the fact that this development consisted of only 13 exclusive chalets.  The Arrabelle average price per square foot is driven by its ski-in/ski-out location in Vail, and the comprehensive offering of amenities resulting from this project.  The JHG&TC cabins yielded a lower price per square foot as its location is proximate to golf and tennis facilities which does not have as strong of a demand compared to real estate featuring ski-in/ski-out locations proximate to our ski resorts.

Operating expense for the year ended July 31, 2008 included cost of sales of $208.8 million commensurate with revenue recognized, primarily driven by the closing on 64 units at the Arrabelle ($171.2 million in cost of sales with an average cost per square foot of $978), the closing on five Chalet units ($27.7 million in cost of sales with an average cost per square foot of $1,100) and the closing of the remaining JHG&TC cabins ($8.9 million in cost of sales with an average cost per square foot of $355). The cost per square foot for the Arrabelle and Chalets are reflective of the high-end features associated with these projects and the relatively high construction costs associated with mountain resort development.  The average cost per square foot for the JHG&TC was significantly lower than for other projects closed during the period due to the fact that this project did not include the typical high-end features of our projects that are in close proximity to our mountain resorts; however, the cost of sales for the JHG&TC cabins were relatively high compared to the revenue earned due to unanticipated incremental design and construction related costs. Operating expenses also included sales commissions of approximately $17.1 million commensurate with revenue recognized and general and administrative costs of approximately $25.4 million.  General and administrative costs are primarily comprised of marketing expenses for the major real estate projects under development (including those that have not yet closed), overhead costs such as labor and labor-related benefits and allocated corporate costs.”

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

Comment 6:  We note your response to our prior comment 14.  In future filings, please expand your footnote disclosure to include a more detailed discussion of how and when your recognize revenue related to the sale of individual condominium units – similar to that which was provided in your response letter to us dated May 11, 2009.

Response 6:   In future filings, beginning with our Form 10-K for the period ending July 31, 2009, we will expand our footnote disclosure similar to that which was provided in our response letter dated May 11, 2009.

Comment 7: We note from your website that you are offering an incentive, consisting of a social membership to The Arrabelle Club, to new buyers of residence units at the Ritz-Carlton Residences.  In this regard, please tell us your planned revenue recognition policy for such sales. Additionally, tell us what consideration was given to EITF 00-21 Revenue Arrangements with Multiple Deliverables in determining your recognition policy for such sales.

Response 7:   Upon closing and receipt of all proceeds from the sale of the individual units at the Ritz-Carlton Residences, Vail, proceeds will be allocated between real estate revenue and club initiation fee revenue as both of these elements represent deliverables and separate units of accounting in accordance with paragraph 9 of EITF 00-21.  As such, upon each closing of a Ritz-Carlton Residences, Vail unit (which currently has an estimated average selling price of approximately $3.4 million per unit) we will allocate a portion of the proceeds to The Arrabelle Club as club initiation fee revenue.  The allocation of the initiation fee revenue to The Arrabelle Club will be determined based upon the selling price of The Arrabelle Club on a standalone basis (an Arrabelle Club social membership is currently being sold for $50,000).  The initiation fee revenue will be recognized on a straight-line basis over the life of the club facilities.

Item 15. Exhibits, Financial Statements Schedules

Comment 8: We note that you have incorporated by reference several exhibits, such as the Fourth Amended and Restated Credit Agreement dated January 28, 2005 (Exhibit 10.8(a)) and the Limited Waiver, Release, and Third Amendment to Fourth Amended and Restated Credit Agreement dated March 13, 2007 (Exhibit 10.8(d)).  These exhibits do not appear to contain all of the exhibits and schedules either listed in the table of contents or referred to in the agreement.  All exhibits must be filed in full and include all attachments, schedules, and exhibits.  In your next periodic filing, please refile each exhibit to include the omitted schedules and exhibits.  Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Response 8:  In our next filing, our Form 10-K for the period ending July 31, 2009, we will refile our Fourth Amended and Restated Credit Agreement dated January 28, 2005 and the Limited Waiver, Release and Third Amendment to Fourth Amended and Restated Credit Agreement dated March 13, 2007, to include all schedules and exhibits listed in the table of contents or referred to in the agreements, except to the extent that we request confidential treatment.  In addition, we confirm that, in future filings, we will file all exhibits in full and include all attachments, schedules and exhibits, except as may be omitted pursuant to regulations such as Item 601(b)(2) of Regulation S-K, or except to the extent subject to a confidential treatment request.

Definitive Proxy Statement on Schedule 14A

Annual Cash Bonus, page 27

Comment 9:  We note your response to prior comment 20 and the supplemental materials provided to the staff in connection with your response.  To the extent that you omit, due to competitive harm, certain targets related to VRDC (other than its EBITDA target), please confirm that you will provide in future filings an expanded discussion regarding the level of difficulty you anticipate in achieving the undisclosed targets.

Response 9:  We confirm that, in future filings, we will include more descriptive disclosures of the level of difficulty associated with achieving the undisclosed VRDC performance targets beginning with our Definitive Proxy Statement on Schedule 14A for the period ending July 31, 2009.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1802.

Sincerely,

 /s/ Jeffrey W. Jones

Jeffrey W. Jones
Senior Executive Vice President and
Chief Financial Officer

cc.           Mr. Roy Turner
PricewaterhouseCoopers LLP

Mr. Eric Jacobsen
PricewaterhouseCoopers LLP

The Audit Committee of the Board of Directors
Vail Resorts, Inc.